Exhibit 99.1

Sunlands Technology Group Announces Receipt of NYSE Non-compliance Letter Regarding ADS Trading Price and Plan to Implement ADS Ratio Change

BEIJING, August 20, 2021 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated July 23, 2021, notifying Sunlands that (i) it is below compliance standards due to the trading price of Sunlands’s American depositary shares (the “ADSs”) and (ii) it will have six months from July 23, 2021 to cure the minimum share price standard.

Pursuant to NYSE rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above $1.00 by six months following receipt of the notification. The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

As part of its efforts to cure the deficiency, Sunlands plans to change the ratio of ADSs to Class A ordinary shares from twenty-five (25) ADSs representing one (1) Class A ordinary share to two (2) ADSs representing one (1) Class A ordinary share.

For Sunlands’ ADS holders, this ratio change will have the same effect as a 2-for-25 reverse ADS split. There will be no change to Sunlands’ Class A ordinary shares. Furthermore, no physical action by ADS holders will be required to effect the ratio change, as the change will be effected on the books of the depositary. The effect of the ratio change on the ADS trading price on the NYSE Capital Market is expected to take place at the open of business on August 31, 2021 (U.S. Eastern Time). Any fractional ADSs will be sold and the net proceeds from the sale of fractional ADSs will be distributed to the holders entitled thereto.

As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, although Sunlands can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than 12.5 times the ADS price before the change.

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students' learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands' corporate structure, business and industry; and general economic and business condition in China. Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Yang Song

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group